Exhibit A

Name and Business Address	Country of Citizenship	Present Principal Occupation or Employment
Patrick Lennaerts Bayer Global Investments B.V. Energieweg 1 3641 RT Mijdrecht Netherlands	the Netherlands
Managing Director of Bayer Global Investments B.V., Bayer World Investments B.V., Bayer B.V., Bayer Capital Corporation B.V., Bayer Solution B.V., Biogenetic Technologies B.V.,  Bayer Netherlands B.V., Bayer New TK M3970 Min I B.V., Bayer New ZA M3743 Min I B.V., Bayer Seeds B.V.,  and Berlipharm B.V.

Member of the Board of Bayer Medical Care B.V.,  and Bayer SA-NV

Peter van Oostrum Bayer Global Investments B.V. Energieweg 1 3641 RT Mijdrecht Netherlands	the Netherlands	Director of Bayer Global Investments B.V., Bayer World Investments B.V., Bayer Netherlands B.V. and Bayer Capital Corporation B.V.